# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nouveau Monde Graphite Inc., CIK 0001649752
CUSIP: 66979W842
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 6 CHEMIN DES BOULEAUX, L'ANGE-GARDIEN, Quebec Canada (A8), J8L 0G2
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0001193125-24-050711
Filed by CIK 0001497345
Persons authorized to receive notices and communications: John S. Kim, General Motors Holdings LLC, 300 Renaissance Center, Detroit, Michigan (MI), 48265, (313) 667-2303

## Reporting persons
- GENERAL MOTORS HOLDINGS LLC (CIK 0001497345): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 12,500,000; shared dispositive power 12,500,000; aggregate amount beneficially owned 12,500,000 (8.2% of the class)
  Comment: (1) General Motors Holdings LLC ('GM Holdings') is the record holder of 12,500,000 common shares, without par value ('Common Shares') of Nouveau Monde Graphite Inc. (the 'Issuer') issued pursuant to the Subscription Agreement, dated February 14, 2024 ('Subscription Agreement'), between the Issuer and GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company ('GM'). GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.
  (2) The percentage set forth in Row 13 assumes that there are 152,261,189 Common Shares outstanding.
- GENERAL MOTORS CO: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 12,500,000; shared dispositive power 12,500,000; aggregate amount beneficially owned 12,500,000 (8.2% of the class)
  Comment: (1) GM Holdings is the record holder of 12,500,000 Common Shares issued pursuant to the Subscription Agreement. GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.
  (2) The percentage set forth in Row 13 assumes that there are 152,261,189 Common Shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Nouveau Monde Graphite Inc.
Address of issuer's principal executive offices: 6 CHEMIN DES BOULEAUX, L'ANGE-GARDIEN, Quebec Canada (A8), J8L 0G2
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), which was jointly filed on February 28, 2024, and is filed on behalf of General Motors Holdings LLC, a Delaware limited liability company ("GM Holdings") and General Motors Company, a Delaware corporation ("GM") (collectively, the "Reporting Persons"). GM Holdings is a wholly owned subsidiary of GM. This amendment relates to shares of Common Shares, without par value (the "Common Shares"), of Nouveau Monde Graphite Inc., a corporation organized and existing under the laws of Canada (the "Issuer"). The principal executive offices of the Issuer are located at 481 rue Brassard, Saint-Michel-des-Saints, Quebec J0K 3B0. The Reporting Persons directly or indirectly hold 12,500,000 shares of Common Shares of the Issuer. Capitalized terms set forth in this Amendment and not defined have the meaning ascribed to them in the Schedule 13D.
This Amendment is being filed to reflect a passive reduction in the beneficial ownership percentages of the Reporting Persons due to the issuance of additional securities of the Issuer since the filing of the Schedule 13D, to amend and supplement the list of directors and executive officers of the Reporting Persons, as originally set forth in Exhibit 99.2 to the Schedule 13D, and to amend Item 3, Item 5, and Item 7 of the Schedule 13D as set forth below.
Except as set forth below, all Items of the Schedule 13D remain unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The description of the Tranche 2 Investment in Item 3 of the Schedule 13D is amended and restated in its entirety as follows:
Tranche 2
The Subscription Agreement also provides for the issuance of approximately US$125 million (the "Tranche 2 Investment") of Common Shares (the "Tranche 2 Shares") at a price per share to be determined, subject to certain adjustments and limitations described below. Completion of the second tranche ("Tranche 2") is subject to several conditions, including Issuer shareholder approval for GM Holdings to hold in excess of 19.9 percent, a positive FID and the Issuer having secured sufficient capital related to the Matawinie Mine. The Tranche 2 Investment is also subject to an Outside Date, which has been extended until the termination of the Offtake Agreement (described in Item 6) in accordance with the terms of the Subscription Agreement.
If, prior to the closing of the Tranche 2 Investment, GM Holdings has exercised the Tranche 2 Warrants or otherwise subscribed for Common Shares pursuant to participation rights (the "Participation Right Shares") granted under the Investor Rights Agreement (described in Item 6), the Tranche 2 Investment will be reduced by the aggregate exercise price for the Tranche 2 Warrants or the aggregate subscription price for the Participation Right Shares, as applicable.
If TSXV approval (which may include Issuer shareholder approval) is obtained to permit GM Holdings to hold in excess of 19.9 percent of the outstanding Common Shares of the Issuer, there is a contractual limitation on the Tranche 2 Investment such that GM Holdings must not exceed 24.9 percent of the outstanding Common Shares of the Issuer. If this limitation applies, GM Holdings and the Investor have agreed to negotiate with respect to alternate means of providing capital for any shortfall.
This summary is qualified in its entirety by reference to the Subscription Agreement and the form of Warrant Certificate, copies of which are filed as Exhibits 10.1 and 10.2 of the Schedule 13D, respectively, and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.
The aggregate percentage of beneficial ownership of each of GM Holdings and GM is approximately 8.2 percent of the issued and outstanding Common Shares of the Issuer. The percentage of the Common Shares beneficially owned assumes that there are 152,261,189 Common Shares outstanding.
The reduction in beneficial ownership percentages from those set forth in the Schedule 13D reflects a passive reduction in the beneficial ownership percentages of the Reporting Persons due to the issuance of additional securities of the Issuer since the filing of the Schedule 13D.
To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.2 have any beneficial ownership of any Common Shares.
Transactions in the class effected during the past sixty days: (c) Except for the transactions described in response to Item 4 of the Schedule 13D, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.2, have effected any transactions that may be deemed to be a transaction in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.2 Directors and Executive Officers of GM and GM Holdings

## Signatures
- GENERAL MOTORS HOLDINGS LLC: /s/ John S. Kim, John S. Kim Assistant Secretary (12/30/2024)
- GENERAL MOTORS CO: /s/ John S. Kim, John S. Kim Assistant Secretary (12/30/2024)